

Shirley Yin
Chief Financial Officer
Oplink Communications Inc.
46335 Landing Parkway
Fremont, CA 94538

April 2, 2009

RE: Oplink Communications Inc.
Form 10-K for the fiscal year ended June 29, 2008
Filed November 12, 2008
File No. 0-31581

Dear Mrs. Yin:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director